						Exhibit 12(f)

Entergy Texas, Inc.
Computation of Ratios of Earnings to Fixed Charges

						30-Jun

	2006	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest	$70,479	$85,250	$80,197	$106,163	$95,272	$91,111
Interest applicable to rentals	2,356	3,572	2,760	3,069	3,178	3,478

Total fixed charges, as defined	72,835	88,822	82,957	109,232	98,450	$94,589

Earnings as defined:
Net Income	$54,137	$58,921	$57,895	$66,474	$66,200	$70,272
Add:
Provision for income taxes:
Total	27,325	36,249	28,118	34,282	42,383	42,998
Fixed charges as above	72,835	88,822	82,957	109,232	98,450	94,589

Total earnings, as defined	$154,297	$183,992	$168,970	$209,988	$207,033	$207,859

Ratio of earnings to fixed charges, as defined	2.12	2.07	2.04	1.92	2.10	2.20